     AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON APRIL 15, 1997

                                                       REGISTRATION NO. 333-6397
================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                            ------------------------


                                AMENDMENT NO. 2

                                       TO

                                    FORM S-3
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933
                            ------------------------

                            UROHEALTH SYSTEMS, INC.
             (Exact name of Registrant as specified in its charter)

                       DELAWARE                                       98-0122944
   (State or other jurisdiction of incorporation or
                     organization)                       (I.R.S. Employer Identification No.)

                            ------------------------

                            5 CIVIC PLAZA, SUITE 100
                        NEWPORT BEACH, CALIFORNIA 92660
                                 (714) 668-5858
  (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)
                            ------------------------

                               CHARLES A. LAVERTY
                            CHIEF EXECUTIVE OFFICER
                            UROHEALTH SYSTEMS, INC.
                            5 CIVIC PLAZA, SUITE 100
                        NEWPORT BEACH, CALIFORNIA 92660
                                 (714) 668-5858
 (Name, address, including zip code, and telephone number, including area code, of agent for service)
                            ------------------------

                                   COPIES TO:


                          ROBERT M. MATTSON, JR., ESQ.


                            MORRISON & FOERSTER LLP


                           19900 MACARTHUR BOULEVARD


                                   SUITE 1200


                            IRVINE, CALIFORNIA 92612


                                 (714) 251-7500


     APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: As soon as practicable after the effective date of this Registration Statement.

     If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. [ ]

     If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. [X]

     If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]
____________________

     If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ] ____________________

     If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [ ] ____________________

                        CALCULATION OF REGISTRATION FEE


====================================================================================================
                                                                        PROPOSED
                                                        PROPOSED        MAXIMUM
                                        AMOUNT          MAXIMUM        AGGREGATE       AMOUNT OF
      TITLE OF SECURITIES               TO BE        OFFERING PRICE     OFFERING      REGISTRATION
       TO BE REGISTERED             REGISTERED(1)     PER SHARE(1)      PRICE(1)          FEE
----------------------------------------------------------------------------------------------------
Common Stock, $.001 par
  value........................    9,577,661 shares      $9.125       $87,396,157      $26,484(2)
====================================================================================================


(1) Estimated solely for purposes of determining the registration fee pursuant to Rule 457(c).


(2) Of this amount $16,748 was previously paid.

                            ------------------------

     THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.
================================================================================

     INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH STATE.


                  SUBJECT TO COMPLETION, DATED APRIL 15, 1997


PROSPECTUS


                                9,577,661 SHARES


                            UROHEALTH SYSTEMS, INC.

                                  COMMON STOCK
                            ------------------------


     The 9,577,661 shares of Common Stock offered hereby are being sold by the Selling Stockholders. See "Selling Stockholders" and "Plan of Distribution." Urohealth Systems, Inc. ("Urohealth" or the "Company") will not receive any of the proceeds from the sale of the shares by the Selling Stockholders. The Common Stock of the Company is listed on The Nasdaq Stock Market National Market under the symbol "UROH." On April 14, 1997, the last reported sale price of the Common Stock was $8.75 per share. See "Price Range of Common Stock and Dividends."



     SEE "RISK FACTORS" BEGINNING ON PAGE 4 FOR A DISCUSSION OF CERTAIN FACTORS WHICH SHOULD BE CONSIDERED BY PROSPECTIVE PURCHASERS OF THE COMMON STOCK OFFERED HEREBY.

                            ------------------------

  THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION, NOR HAS THE SECURITIES
   AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A
                               CRIMINAL OFFENSE.


     This Prospectus relates to the public offering for resale, which is not being underwritten, of the following securities of the Company by the holders thereof (the "Selling Stockholders"): (i) 190,488 shares of Common Stock of the Company acquired by John F. Woodhead in connection with the acquisition of Allstate Medical Products, Inc. ("Allstate") by the Company; (ii) 300,000 shares of Common Stock of the Company acquired by Gerald W. Timm in connection with the acquisition of Dacomed Corporation ("Dacomed") by the Company; (iii) 178,572 shares of Common Stock of the Company acquired by former shareholders of Endoscopic Imaging Systems, Inc. ("EIS") in connection with the acquisition of EIS by the Company; (iv) 1,414,827 shares acquired by Avatex Corporation upon conversion of a convertible note and Series B Convertible Preferred Stock of the Company owned by Avatex; (v) 111,000 shares of Common Stock of the Company issued to Vista Medical Technologies, Inc. ("Vista") in connection with an exclusive license of certain technology granted by Vista to the Company; (vi) 164,384 shares of Common Stock of the Company issued to Charles Klieman and John Stigglebout in connection with an exclusive license of certain technology granted to the Company; (vii) 1,295,700 shares of Common Stock of the Company issued to former shareholders of X-Cardia Corporation in connection with the acquisition of X-Cardia by the Company, and 1,000,000 shares of Common Stock issuable to the former shareholders of X-Cardia under the Merger Agreement upon satisfaction of certain contingencies; (viii) 2,017,837 shares of Common Stock of the Company acquired by a former shareholder of Osbon Medical Systems Ltd. ("Osbon") in connection with the acquisition of Osbon by the Company; and (ix) 2,800,000 shares of Common Stock of the Company issued to the former stockholders of Microsurge, Inc. ("Microsurge") in connection with the acquisition of Microsurge by the Company.



     The Selling Stockholders directly, through agents designated from time to time, or through dealers or underwriters also to be designated may sell the Common Stock from time to time on terms to be determined at the time of sale. The effectiveness of the Registration Statement of which this Prospectus constitutes a part is expected to terminate on the earlier of March 31, 1998 and the date on which all of the shares have been sold.


     To the extent required, the names of additional Selling Stockholders, if any, the respective purchase prices and public offering prices, the names of any such agent, dealer or underwriter, and any applicable commissions or discounts with respect to a particular offer will be set forth in an accompanying Prospectus Supplement. See "Plan of Distribution."

     The Company will not receive any proceeds from this offering. The aggregate proceeds to the Selling Stockholders from the sale of the Common Stock will be the purchase price less the aggregate agent's commissions and underwriter's discounts, if any. The Company by agreement will pay substantially all of the other expenses of this offering. See "Plan of Distribution" herein for a description of the indemnification arrangements for the agents, dealers and underwriters.

     The Selling Stockholders and any broker-dealers, agents or underwriters that participate with the Selling Stockholders in the distribution of the Common Stock may be deemed to be "underwriters" within the meaning of the Securities Act of 1933, as amended (the "Securities Act"), and any commissions received by them and any profit on the resale of the Common Stock purchased by them may be deemed to be underwriting commissions or discounts under the Securities Act.


           THE DATE OF THIS PROSPECTUS IS                     , 1997.

                             AVAILABLE INFORMATION


     Urohealth Systems, Inc. ("Urohealth" or the "Company") is subject to the information requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and, in accordance therewith, files reports, proxy statements and other information with the Securities and Exchange Commission (the "Commission"). Such reports, proxy statements and other information can be inspected and copied at the public reference facilities maintained by the Commission at Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549, and at the following regional offices of the Commission: Chicago Regional Office, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661; and New York Regional Office, 75 Park Place, 14th Floor, New York, New York 10017. Copies of such material can be obtained at prescribed rates from the Public Reference Section of the Commission at its principal office at 450 Fifth Street, N.W., Washington, D.C. 20549. In addition, the Commission maintains a site on the World Wide Web at http://www.sec.gov that contains reports, proxy and information statements and other information regarding registrants, including the Company, that file electronically with the Commission.



     The Company has filed with the Commission a Registration Statement under the Securities Act of 1933, as amended (the "Securities Act"), with respect to the Common Stock offered hereby. This Prospectus does not contain all of the information set forth in the Registration Statement and the exhibits and schedules thereto. Statements contained herein concerning the provisions of any documents are necessarily summaries of such documents, and each such statement is qualified in its entirety by reference to the copy of the applicable document filed with the Commission. For further information concerning the Company and the Common Stock offered hereby, reference is made to the Registration Statement, including the exhibits and schedules thereto. The Registration Statement, including the exhibits and schedules thereto, may be inspected without charge at the Commission's principal office, 450 Fifth Street, N.W., Washington, D.C. 20549, and copies of all or any part thereof may be obtained from the Commission's Public Reference Section at prescribed rates.


                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE


     The Company hereby incorporates by reference in this Prospectus the following documents, which have been filed with the Commission pursuant to the Exchange Act: (i) the Company's Transition Report on Form 10-K for the period ended March 31, 1996, as amended; (ii) the Company's Current Report on Form 8-K, dated July 15, 1996, as amended by the Forms 8-K/A filed on August 12, 1996 and September 26, 1996; (iii) the Company's Quarterly Reports on Form 10-Q, as amended, for the quarters ended June 30, 1996, September 30, 1996 and December 31, 1996; (iv) the Company's Current Report on Form 8-K, dated March 14, 1997, as amended by the Form 8-K/A filed with the Commission on April 15, 1997; (v) the Company's Current Report on Form 8-K, dated April 14, 1997; and (vi) the description of the Company's Common Stock contained in the Company's Registration Statement on Form 8-A dated November 22, 1996.


     All documents filed by the Company pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act subsequent to the date of this Prospectus and prior to the termination of this offering shall be deemed to be incorporated by reference into this Prospectus and to be a part hereof from the date of filing of such documents.


     The Company will provide without charge to each person to whom this Prospectus is delivered, upon the written or oral request of such person, a copy of any or all of the documents referred to above which have been or may be incorporated by reference in this Prospectus (excluding exhibits to the information that is incorporated herein by reference unless such exhibits are specifically incorporated by reference into the information that this Prospectus incorporates). Requests for such copies should be directed to Kevin M. Higgins, Senior Vice President and General Counsel, Urohealth Systems, Inc., 5 Civic Plaza, Suite 100, Newport Beach, California 92660; telephone number (714) 668-5858.



     Any statement contained in a document incorporated by reference shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein or in any subsequently filed incorporated document or in any accompanying prospectus supplement modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

                                  THE COMPANY

OVERVIEW



     Urohealth is a developer, manufacturer and distributor of products for the urology, minimally invasive and general surgery, and gynecology markets (the "Target Markets"). The Company has a broad offering of products used by healthcare professionals for patients suffering from impotence, incontinence and other gynecological and urological disorders, and other conditions requiring minimally invasive and general surgery. In October 1994, under the leadership of new management, the Company adopted and began to implement a strategic plan which took advantage of consolidation opportunities in the highly fragmented medical products industry. Management's strategy was to position the Company to benefit from the competitive advantages and operating efficiencies inherent in an infrastructure which combines an experienced management team, sophisticated and efficient manufacturing facilities and a large sales force.



     The Company's strategy is to: (i) expand the range of products to its growing Target Markets; (ii) leverage its sales force to increase sales of its existing, newly acquired and recently developed products, including sales through distributors and group purchasing organizations; (iii) further capitalize on efficiencies and synergies available by continuing to consolidate manufacturing of existing and acquired products into the Company's existing manufacturing operations; (iv) continue to acquire and develop additional innovative products and product lines, including products to serve the gynecology market; and (v) develop and expand an international sales and marketing presence to capitalize on opportunities it identifies in selected developed countries.



RECENT DEVELOPMENTS



     PLACEMENT OF SENIOR SUBORDINATED NOTES. On April 10, 1997, the Company completed the private placement (the "Note Offering") of $110 million aggregate principal amount of its 12.5% Senior Subordinated Notes due 2004 (the "Notes"). The purchaser of the Notes also received warrants to purchase 2% of the fully-diluted common equity of the Company, and the right to receive an additional 2% if certain financial performance thresholds are not achieved by the Company. The Company used a portion of the proceeds from the Note Offering to repay its existing bank credit facility, and at the same time the Company entered into a new $50.0 million revolving credit facility (the "New Credit Facility") which is secured by all of the Company's assets.



     MICROSURGE ACQUISITION. On March 31, 1997, the Company acquired Microsurge, Inc. ("Microsurge") in a transaction pursuant to which Microsurge became a wholly-owned subsidiary of the Company (the "Merger"). All of the outstanding Microsurge capital stock will be exchanged in the Merger for shares of Common Stock of the Company, and the Company will either assume or repay approximately $9 million of outstanding Microsurge indebtedness and other obligations. The total purchase price, including assumption of debt and other obligations, was approximately $38 million.



     Microsurge was a privately-held company that designed, developed, manufactured and marketed surgical instruments for use in minimally invasive surgery. Microsurge's minimally invasive surgery instruments are based on a "multi-use" concept ("reposable") that seeks to fill the gap between disposable products and traditional reusable products. The Company expects that the acquisition of Microsurge will expand the Company's customer base and expand the number of products available for sale by the Company's existing minimally invasive surgery sales force. The Company believes that Microsurge manufacturing operations can be consolidated with the Company's existing manufacturing operations.



     X-CARDIA ACQUISITION. On February 28, 1997, the Company acquired X-Cardia Corporation for a combination of cash and stock. The aggregate purchase price will be up to $33 million depending upon achievement of certain milestones after the closing. In addition, the Company is obligated to pay a percentage of sales for a four-year period after commercial introduction of the first product using the acquired technology. The Company delivered stock with a value of $12 million at the closing, and is obligated to deliver the balance of the purchase price, a combination of cash and stock, upon achievement of clinical and patent approval milestones. There can be no assurances that the milestones will be achieved. With this acquisition, the Company acquired, among other things, cardiac output monitoring technology that is currently under development.

                                  RISK FACTORS


     Prospective purchasers of the Common Stock offered hereby should consider carefully the following factors, together with the other information contained in or incorporated by reference in this Prospectus, prior to purchasing the Common Stock offered hereby.



     Significant Leverage. Since completion of the Note Offering, the Company has substantial indebtedness and significant debt service obligations. At December 31, 1996, on a pro forma basis, the Company would have had approximately $170.7 million of indebtedness outstanding, approximately $228.9 million of total assets, approximately $157.4 million of total tangible assets and approximately $32.2 million of stockholders' equity.



     The Company's ability to pay interest on the Notes and to satisfy its other debt obligations will depend upon its future operating performance, which will be affected by prevailing economic conditions and financial, business and other factors, certain of which are beyond its control, as well as the availability of borrowings under the New Credit Facility or successor credit facilities. The Company will require substantial amounts of cash to fund scheduled payments of principal and interest on its outstanding indebtedness as well as future capital expenditures and any increased working capital requirements. The Company historically and, on a pro forma basis for the nine months ended December 31, 1996, has had negative cash flow from operations. For the nine months ended December 31, 1996, on a pro forma basis for the Note Offering and the acquisitions of X-Cardia and Microsurge, the Company would have had a deficiency of earnings to fixed charges of $40.2 million and a deficiency of EBITDA to fixed charges of $7.4 million. EBITDA as used herein consists of earnings before interest, income taxes, extraordinary items and depreciation and amortization expense and excludes restructuring, direct acquisition and other costs. While EBITDA should not be construed as an alternative to operating income or net income as determined in accordance with generally accepted accounting principles as an indicator of operating performance, liquidity, or cash flows, it is a measure that the Company believes is commonly used to evaluate a Company's ability to service debt. In order to have positive cash flow from operations and meet its various financial requirements, including debt service, the Company must experience substantial growth and improvements in its results of operations. There can be no assurance that the Company will have positive cash flow from operations in the future. If the Company is unable to meet its cash requirements out of cash flow from operations or from available borrowings, there can be no assurance that it will be able to obtain alternative financing or that it will be permitted to do so under the terms of the New Credit Facility, the indenture relating to the Notes (the "Note Indenture"), or other debt instruments. In the absence of such financing, the Company's ability to respond to changing business and economic conditions, to make future acquisitions, to absorb adverse operating results or to fund capital expenditures or research and development may be adversely affected. Finally, it is anticipated that in order to pay the principal balance of the Notes due at maturity, the Company will have to obtain alternative financing.



     The Company's high degree of leverage could have important consequences including, without limitation, the following: (i) a substantial portion of the Company's net cash provided by operations will be committed to the payment of the Company's interest expense and principal repayment obligations and will not be available to the Company for its operations, capital expenditures, acquisitions or other purposes; (ii) the Company's ability to obtain additional financing in the future for working capital, capital expenditures or acquisitions may be limited; (iii) the Company will be more highly leveraged than certain of its competitors, which may place it at a disadvantage and limit the Company's flexibility in reacting to changes in its business; and (iv) the Company's borrowings under the New Credit Facility would bear interest at variable rates, which could result in higher interest expense if interest rates rise.



     Operating Losses; No Assurance of Profitability; Liquidity. The Company reported net losses for its fiscal years ended June 30, 1994 and 1995 and for the nine months ended March 31, 1996 of $20.1 million, $18.5 million, and $18.0 million, respectively. In addition, the Company reported a loss from operations of $19.4 million for the nine months ended December 31, 1996. The Company expects to incur a significant restructuring charge in the quarter ended March 31, 1997 in connection with the write-down of purchased incomplete research and development, elimination of redundant facilities and personnel and other merger related costs, primarily in connection with the acquisitions of X-Cardia and Microsurge. There can be no assurance that the Company will be profitable in any future period. The Company has historically experienced and, on a pro forma basis for the nine months ended December 31, 1996, would have experienced negative cash flow from operations. The net cash used in operating activities by the Company for is fiscal years ended June 30, 1994 and 1995 and for the nine months ended March 31, 1996 was $11.7 million, $8.2 million and $12.5 million, respectively. There can be no assurance that its operating activities will generate sufficient cash flow to meet the Company's needs in any future period. The Company's future capital requirements will depend upon many factors, including the success of the Company's sales and marketing efforts, new product development, and future acquisitions of companies and products. The Company believes that the net proceeds from the Note Offering, together with borrowings under the New Credit Facility, if any, and funds expected to be generated from operations will be adequate to fund its operations for the next 12 months. There can be no assurance, however, that the Company will not require additional financing during such time. Further, there can be no assurance that any additional financing will be available to the Company on acceptable terms, if at all. In addition, other than certain permitted indebtedness (under the Note Indenture), including indebtedness under the New Credit Facility, the Company will need improvement in results of operations in order to incur additional indebtedness under the terms of the Note Indenture. If adequate funds are not available, the Company may be required to delay, scale back or eliminate its acquisition and product development efforts, which could have a material adverse effect on the Company's business, results of operations or financial condition.



     Limitations Imposed by Certain Indebtedness. The documents governing the indebtedness of the Company outstanding upon consummation of the Note Offering (including the Note Indenture and the New Credit Facility) contain significant covenants that limit the Company's and its subsidiaries' ability to engage in various transactions and, in the case of the New Credit Facility, require satisfaction of specified financial performance criteria. In addition, under each of the foregoing documents, the occurrence of certain events (including, without limitation, failure to comply with the foregoing covenants, material inaccuracies of representations and warranties, certain defaults under or acceleration of other indebtedness and events of bankruptcy or insolvency) would, in certain cases after notice and grace periods, constitute an event of default permitting acceleration of the indebtedness covered by such documents. The limitations imposed by the documents governing the outstanding indebtedness of the Company and its subsidiaries are substantial, and failure to comply with them could have a material adverse effect on the Company and its subsidiaries.



     Future Operating Results Dependent on Products. The future operating results of the Company will be dependent upon its ability to increase sales of its existing medical products and their continued acceptance by the medical community and third-party payors as useful and cost-effective. Historically, the Company has been highly dependent on the sale of vacuum erection devices for the treatment of male impotence. The market for medical products is characterized by rapid technological change and product obsolescence. The Company's future operating results will also be dependent, therefore, upon the Company's ability to develop or acquire new products that are competitive in the markets it serves. Product acceptance will depend upon many factors, including the continued demonstration of the utility and cost-effectiveness of the Company's products, the maintenance of regulatory clearance in the United States and elsewhere and the continued availability of third-party reimbursement. Failure of one or more of the Company's products to continue to be accepted by the medical community or its inability to develop new products could have a material adverse effect on the Company. Substantially all of the Company's medical product sales are derived from medical products of companies that the Company acquired. As the Company has acquired businesses and technologies, it has acquired a number of related products under development which will require additional research and development efforts by the Company in an attempt to bring products to market. While members of management of the Company have experience in developing products internally, the Company has not historically developed a significant number of medical products internally. There can be no assurance that the Company's medical products will be successfully developed and marketed, that required regulatory approvals from the Food and Drug Administration ("FDA") or equivalent foreign authorities for any indication will be obtained or that any products, if produced, will be capable of being produced in commercial quantities at reasonable costs, that such future products will be brought to market in a timely manner or that existing products will generate significant sales, the failure of any of which could have a material adverse effect on the Company's business, operating results or financial condition.

     Concentration of Credit Risk; Extended Payment Terms. The Company sells several lines that are considered "capital equipment" by hospitals and other purchasers. From time to time, the Company offers certain customers extended payment terms to facilitate sales of these products. The Company may in the future grant similar extended payment terms. In addition, the Company may, in the future, determine to reclassify certain accounts receivable, with payment terms exceeding 360 days, to long-term receivables. For the three months and nine months ended December 31, 1996, sales that the Company made pursuant to extended payment terms were approximately 19% and 11%, respectively, of total sales. The Company's typical payment terms require payment from 30 to 90 days. As of December 31, 1996, the Company had a total of $7.3 million of accounts receivable on extended payment terms, of which approximately $5.0 million were with Integrated Medical Resources, Inc. ("IMR") for sales of the Company's Rigiscan product pursuant to terms under which the payments are due over 15-36 months, including $3.0 million of accounts receivable related to such sales which occurred in the quarter ended December 31, 1996. Over the twelve month period ended December 31, 1996, the Company sold approximately $6.0 million of products to IMR. IMR is a public company traded on the NASDAQ stock market under the symbol "IMRI." For its most recent fiscal year ended December 31, 1996, IMR reported a loss of $6.5 million. Bruce Hazuka, Executive Vice President -- Operations of the Company, is a member of the board of directors of IMR. As of December 31, 1996, the Company had approximately $550,000 of accounts receivable with extended payment terms that arose from the initial release of its EndoView product, returns of which product resulted in the Company issuing credit memos in the first calendar quarter of 1997. The Company initiated these returns to assure customer satisfaction with the product and expects to refurbish and resell these products with no material loss.



     Management of Growth. The Company's growth has placed, and is expected to continue to place, significant demands on its financial, operational and management resources. In addition, in order to meet expected growth, the Company expects to add administrative and other personnel and manufacturing capacity, and make additional investments in operations and systems. There can be no assurances that the Company would be able to find and train such personnel, or to do so on a timely basis, or expand its operations and manufacturing capacity to the extent and in the time required. Continued growth in sales, including sales under new group purchasing organization and distributor agreements, would require the Company to carefully manage production capacity and inventory levels, as well as quality controls, to meet increasing product demand and new product introductions. The Company has already experienced rapid growth in its inventory levels in anticipation of increased sales. Inaccuracies in demand forecasts could result in insufficient or excessive capacity or inventories and disproportionate overhead expenses. Failure to adequately manage growth, including any unexpected costs, delays, quality control issues or inefficiencies incurred or encountered in connection with such management of growth could have a material adverse effect on the Company's business, operating results or financial condition.



     Integration of Acquired Operations. The Company recently acquired X-Cardia and Microsurge. The Company currently intends to integrate the operations of those acquired entities with its own operations. No assurance can be given that the benefits expected from such integration will be realized. In addition, the Company will be subject to the risks that such recently acquired operations and future acquisitions will not perform as expected and that the earnings from such operations will not be sufficient to support the capital expenditures needed to develop such operations in conformity with the Company's strategy. Any delays or unexpected costs incurred in connection with such integration could have a material adverse effect on the Company's business, operating results or financial condition.



     Future Acquisitions. An important element of the Company's strategy is to identify and acquire businesses and product lines. The Company actively seeks acquisition opportunities in the regular course of its business and is engaged in ongoing evaluations of and discussions with third parties regarding potential acquisitions certain of which, if consummated, could be material. Since July 1995, the Company has acquired a number of medical product companies and product lines and has acquired or licensed additional technology. As a result of those acquisitions, the Company has experienced rapid growth. The Company expects to continue to acquire additional products and companies in the future. There can be no assurance that the Company will be able to implement or sustain its acquisition strategy or that its strategy will ultimately prove profitable to the Company. The Company will likely be required to issue additional shares of Common Stock, incur additional debt or to use a portion of its cash balances to make such future acquisitions. In addition, the terms of the Note Indenture and the terms of other indebtedness may restrict the Company's ability to pursue and consummate future acquisitions.



     Reliance on Patents and Proprietary Rights. The commercial success and future revenue growth of the Company will depend, in part, on its ability to operate without infringing on the rights of others both in the United States and abroad and not breaching technology licenses that cover technology used in the Company's products. The Company owns or has authority to use United States and foreign patent rights with respect to some of its medical products and has filed, and expects in the future to file, additional patent applications. It is uncertain whether any third party patents will require the Company to develop alternative technology or to alter its products or processes, obtain licenses or cease certain activities. If such licenses are required, there can be no assurance that the Company will be able to obtain such licenses on commercially favorable terms, if at all. Failure by the Company to obtain a license to any technology that it may require to commercialize its products could have a material adverse effect on the Company. The Company recently acquired X-Cardia which has filed patent applications with respect to its cardiac output monitoring technology. There can be no assurance as to the breadth or degree of the protection that may be afforded by such patent, or whether such applications ultimately may be approved. The Company believes that some measure of patent protection with respect to its products will be required to allow it to compete with large medical products companies. There can be no assurance that the Company will continue to develop or acquire products or processes that are patentable or that patents applied for will be issued or that any patents issued to or licensed by the Company will not be challenged, invalidated or circumvented, or that the rights granted thereunder will provide it with competitive advantages. In addition, the Company could incur substantial costs in defending its proprietary rights and there can be no assurance that a competitor's technology or product would be found to infringe such rights. Although the Company believes that its patents are valid, there can be no assurance that the validity of any patent will be upheld if asserted by the Company against any party. Further, there can be no assurances as to the breadth and degree of protection of these rights or that other companies will not independently develop products similar to the Company's products that will not infringe on its rights but will compete directly with its products. In addition, the laws of some foreign countries may not protect the Company's proprietary rights to the same extent as the laws of the United States. In addition, there is currently pending before Congress legislation providing for changes to the patent law which may adversely affect pharmaceutical, biopharmaceutical and biomedical firms. If such pending legislation is adopted, the extent to which such changes would affect the operations of the Company cannot be ascertained.



     The patents or proprietary rights of others may have an adverse effect on the ability of the Company to do business in the future. The Company may be required to obtain licenses to patents or proprietary rights of other parties in order to produce and sell certain of its products. No assurance can be given that the Company's technology can be developed and commercialized without a license to such patents or proprietary rights or that any licenses required under any such patent or proprietary rights would be made available on terms acceptable to the Company, if at all. If the Company does not obtain or maintain such licenses, it could encounter delays in product introductions while it attempts to design around or contest the validity of such patents, or the Company could find that the development, manufacture or sale of products requiring such licenses could be foreclosed, any of which could have a material adverse effect on the Company. Furthermore there can be no assurance that competitors or potential competitors will not independently develop similar or alternative products to those of the Company, duplicate any of the Company's products or technologies, or design around the patented technologies developed by the Company or its licensors, any of which could have a material adverse effect on the Company's business, results of operations or financial condition.



     The Company also relies on trade secrets, know-how, continuing technological innovations and licensing opportunities to develop and maintain its competitive position. There can be no assurance that others will not independently create substantially equivalent proprietary information or otherwise gain access to or disclose such information of the Company. It is the Company's policy to require certain of its employees, contractors and consultants to execute confidentiality agreements to protect its unpatented proprietary technology and know-how. There can be no assurance that such confidentiality agreements will not be breached, that the Company would have adequate remedy for such breach, or that the Company's trade secrets will not otherwise become known through independent discovery by competitors. Moreover, in the absence of patent protection, the Company's business may be adversely affected by competitors who independently develop substantially equivalent technology.



     Regulatory Matters. Most of the Company's laboratory and medical products are subject to regulation for safety and efficacy by, among other governmental entities, the FDA and corresponding agencies of state and foreign countries in which the Company sells its products. The process of receiving governmental approval may take a number of years and the expenditure of substantial resources. There can be no assurance that even after such time and expenditures, regulatory approval will be obtained for any of the products developed by the Company. If regulatory approval of a product is granted, such approval may entail limitations on the indicated uses for which the product may be marketed. Further, discovery of previously unknown problems with a product, manufacturer or its manufacturing facilities may result in restrictions on such product or manufacturer, including withdrawal of the product from the market. The Federal Food, Drug and Cosmetic Act, the Public Health Services Act and other federal statutes and regulations govern or influence the testing, manufacture, safety, labeling, storage, recordkeeping, approval, advertising and promotion of such products. Product development and approvals within this regulatory framework take a number of years and involve the expenditure of substantial resources. Noncompliance with applicable requirements may have a material adverse effect on the Company and can result in fines, warning letters, recall or seizure of products, total or partial suspension of production, refusal by the government to approve product license applications or allow the Company to enter into supply contracts, and criminal prosecution. The FDA also has the authority to revoke product licenses and establishment licenses previously granted. Failure to comply with present or future regulatory requirements, or respond to the new information reflecting on the safety or effectiveness of an approved product, can lead the FDA to withdraw its approval to market a product. The Company incurs substantial costs in complying with regulatory requirements.



     The FDA requires that a manufacturer introducing a new medical device or a new indication for use of an existing medical device obtain either a 510(k) premarket notification clearance or a premarket approval ("PMA") prior to being introduced into the market. The 510(k) premarket notification clearance process is significantly quicker and less costly than the PMA process. Substantially all of the Company's FDA marketing clearances have been obtained through the FDA's 510(k) process; however, certain other products will require PMAs, including the Company's Relax(TM) product. The PMA process is significantly more complex and time consuming than the 510(k) notification process. The PMA process may take several years or longer and requires the submission of extensive supporting data and clinical information. The Company believes that it is in material compliance with the FDA's 510(k) requirements for new and modified devices. The FDA has announced a program to review approvals (510(k)s and PMAs) for certain devices. There can be no assurance that upon any such review the FDA will agree with the Company's determination regarding its 50(k)s. If the FDA were to disallow a 510(k) marketing clearance for any device, the Company could be required to file appropriate applications, either 510(k) or PMA, with the FDA or to take the products in question off the market. If the FDA were to require suspension of the sale of one or more of the products pending receipt of 510(k) clearance or if the FDA were to refuse to grant 510(k) clearance, the Company's business, results of operations and financial condition could be materially and adversely affected. There can be no assurance that the Company will obtain timely regulatory approval for its future products, or that existing approvals will not be withdrawn. Moreover, regulatory approvals, if granted, may include significant limitations on the indicated uses for which a product may be marketed.



     There have been a number of proposals over the last several years that, if implemented, could have the effect of reducing, or curtailing increases in, Medicare and Medicaid reimbursement for medical products, and there has been increasing pressure from private payors to limit increases in healthcare costs. These proposals, if adopted, and increased pricing pressure from private payors could have a material adverse effect on the Company's business, results of operations or financial condition.



     Competition. The markets in which the Company operates are very competitive and are characterized by rapidly evolving technology and product obsolescence. The Company believes that its ability to develop and commercialize new products and product enhancements is and will be critical to its continued growth. There are a substantial number of medical products companies and such companies could develop or offer products which would compete with products which the Company currently markets or intends to market. Some of these companies have marketing and distribution capabilities, and many of them have capital resources and research and development staffs, substantially greater than those of the Company. Moreover, it is reasonable to expect additional entrants into the field. Any of these companies could introduce competing products, which could cause a decline in sales or loss of market acceptance of existing or future products of the Company. There can be no assurances that technological change will not place one or more of the Company's existing or future products at a competitive disadvantage. In addition, increased competitive pressure could lead to intensified price-based competition that could materially adversely affect the Company's business, results of operations or financial condition. There can be no assurance that the Company will be able to compete successfully in the future.



     Dependence on Management. The success of the Company will depend on its ability to attract and retain highly qualified personnel. In particular, the loss of Charles A. Laverty, the Company's Chief Executive Officer, could have a material adverse effect on the Company's business if a suitable replacement could not be found. The Company has an employment agreement with Mr. Laverty that provides for a three-year term expiring on April 1, 1999. The agreement automatically renews for additional three-year terms if not terminated by either party by prior notice. The Company has "key person" insurance on the life of Mr. Laverty, however, there can be no assurance that such insurance would be sufficient to compensate the Company for his absence. There can be no assurance that the Company will be successful in attracting or retaining key personnel.



     Products Liability Exposure. The medical products manufactured by the Company have from time to time become the subject of products liability litigation initiated by the patients using the products. In addition, as additional products of the Company enter the market, the Company will be subject to an increased risk of products liability claims. While the Company believes that its products have been manufactured in accordance with industry standards, and believes it has maintained adequate products liability insurance coverage, any adverse claim or series of claims or adverse publicity resulting from a claim could have a material adverse effect on the Company's business, results of operations or financial condition.



     Potential Tax Liability. In connection with the redomestication of the Company from Canada to the State of Delaware in July 1995, the Company has filed a final Canadian tax return reporting the "deemed sale" of assets of Davstar Industries Ltd. (the Canadian parent company). The Company anticipates that the Canadian tax authorities will review the tax status of the former entity, Davstar Industries Ltd., as a result of its redomestication from Canada to the United States and believes that all or at least a significant amount of any potential Canadian tax liability arising from the redomestication would be offset against the Company's Canadian loss carryforwards. However, the Canadian tax authorities could attempt to assign a greater value to the Company than used in the Company's estimates, which could result in some amount of Canadian tax that cannot be presently determined being assessed in a future period. No provision for any liability that may result from the ultimate resolution of this tax matter has been included in the accompanying consolidated financial statements.



     Limitation on Use of Tax Net Operating Loss Carryovers. As of March 31, 1996, the Company had accumulated net operating loss carryovers for U.S. federal and state income tax purposes of approximately $42.0 million and $30.0 million, respectively. These loss carryovers would expire, if not previously utilized against income of the Company, in various years through 2011. The future income tax benefit of these losses has not been given recognition in the Consolidated Financial Statements. Under Section 382 of the United States Internal Revenue Code of 1986, as amended (the "Code"), and corresponding provisions of state tax law, certain "ownership changes" with respect to the stock of a corporation having unused net operating loss carryovers (a "loss corporation"), or with respect to the stock of its parent corporation, may result in annual limitations on utilizations of such loss carryovers against future income of the loss corporation. In connection with the acquisitions of Osbon, an ownership change occurred for purposes of Section 382 of the Code, thereby subjecting the Company to annual limitations on its ability to offset its existing loss carryovers against its future income. In connection with the offering in November 1996 of Common Stock of the Company an additional ownership change may have occurred. The Company believes this additional ownership change will not reduce the December 29, 1995 Section 382 limitation.

     Warrants and Options; Potential Dilution and Adverse Impact on Additional Financing. The Company has a significant number of outstanding options and warrants. In addition, in May and July 1996, the Company issued $50.0 million of the Company's 8.75% Convertible Subordinated Debentures due 2006 (the "Debentures") which are convertible into Common Stock of the Company at a conversion price, subject to adjustment, of $10.90 per share. The holders of the Debentures would be entitled to receive 4,587,156 shares of Common Stock if such holders elected to convert all of the Debentures into Common Stock. To the extent that the outstanding options and warrants are exercised, or convertible securities are converted, dilution of the interests of the Company's stockholders may occur. The existence of such warrants, options and convertible securities may adversely affect the terms on which the Company can obtain additional financing, and the holders of such warrants, options and convertible securities can be expected to exercise them at a time when the Company would, in all likelihood, be able to obtain additional capital by an offering of its unissued capital stock on terms more favorable to the Company than those provided by such warrants, options and convertible securities.



     Rights Agreements; Anti-takeover Effects. The Company has adopted a Preferred Share Purchase Rights Plan, pursuant to a Rights Agreement dated as of May 20, 1993 (the "Rights Agreement"). The Rights Agreement provides for the type of plan commonly called a "poison pill." The Rights Agreement is intended to prevent abusive hostile takeover attempts. However, the Rights Agreement could have the effect of deterring or preventing an acquisition of the Company even if a majority of the Company's stockholders would be in favor of such acquisition, and could also have the effect of making it more difficult for a person or group to gain control of the Company or to change existing management.



     Volatility of Stock Price. The market price of the Company's Common Stock is subject to significant fluctuations in response to variations in quarterly operating results, general trends in the market for healthcare products, and other factors. In addition, broad market fluctuations as well as general economic or political conditions such as healthcare reform may adversely affect the market price of the Urohealth Common Stock, regardless of the Company's actual operating performance. The market price of the Company's Common Stock has historically been very volatile. See "Price Range of Common Stock and Dividends."



     Absence of Dividends. The Company has never paid any cash dividends and does not anticipate paying cash dividends in the foreseeable future. In addition, the Company is restricted in its ability to pay dividends under outstanding credit facilities and preferred stock of a subsidiary of the Company.



     Forward-Looking Statements. Certain statements contained, or incorporated by reference, herein, including without limitation, statements containing the words "believes," "anticipates," "intends," "expects" and words of similar import, constitute "forward-looking statements." Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual results, performance or achievements of the Company or industry results to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include, among others, the following: general economic and business conditions, both domestic and foreign; industry capacity; management of growth; development of products; proprietary rights; demographic changes; existing government regulations and changes in, or the failure to comply with, government regulations; legislative proposals for health care reform; liability and other claims asserted against the Company; competition; the loss of any significant customers; changes in operating strategy or development plans; the ability to attract and retain qualified personnel; the significant indebtedness of the Company; the availability and terms of capital to fund the expansion of the Company's business; and other factors referenced herein. Given these uncertainties, prospective investors are cautioned not to place undue reliance on such forward-looking statements. The Company disclaims any obligation to update any such factors or to publicly announce the result of any revisions to any of the forward-looking statements contained herein to reflect future events or developments.

                   PRICE RANGE OF COMMON STOCK AND DIVIDENDS


Urohealth's Common Stock is traded on the Nasdaq Stock Market National Market under the symbol "UROH." Prior to November 26, 1996, the Company's Common Stock was traded on the American Stock Exchange ("AMEX"). The following table sets forth the high and low sales prices per share for the periods indicated. The information in the table has been adjusted to give effect to the one-for-three reverse stock split that was effective December 29, 1995. For current price information, prospective purchasers are encouraged to consult publicly available sources.



                                                                            HIGH       LOW
                                                                            ---        ---
    FISCAL 1995:
      First quarter.......................................................  $14 1/4    $ 9 3/16
      Second quarter......................................................  $12 3/4    $ 5 13/16
      Third quarter.......................................................  $11 5/8    $ 4 7/8
      Fourth quarter......................................................  $10 11/16  $ 8 1/4

    FISCAL 1996:
      First quarter.......................................................  $13 1/2    $ 9
      Second quarter......................................................  $12        $ 6 15/16
      Third quarter.......................................................  $13 1/8    $ 6 3/4

    FISCAL 1997:
      First quarter.......................................................  $15 7/8    $12 1/8
      Second quarter......................................................  $14 7/8    $10 5/8
      Third quarter.......................................................  $13 1/4    $ 7 1/4
      Fourth quarter......................................................  $11 3/4    $ 7 1/4


     The Company has never paid cash dividends on its Common Stock and does not anticipate that it will do so in the foreseeable future. The present policy of the Company is to retain earnings, if any, to finance the anticipated growth of its business. In addition, the Company is restricted from paying cash dividends under the terms of the outstanding preferred stock of a subsidiary.

                              SELLING STOCKHOLDERS


     The Selling Stockholders are persons who acquired shares in connection with the acquisitions by the Company of businesses and technology, a consultant to the Company and an entity that provided debt and equity financing to the Company. The shares covered by this Prospectus are being registered to permit public secondary trading of the shares and the Selling Stockholders may offer the shares for resale from time to time. See "Plan of Distribution."


     Except as described below, none of the Selling Stockholders has had a material relationship with the Company within the past three years other than as a result of the ownership of the Common Stock and other securities of the Company.

     The following table sets forth certain information with respect to the number of shares owned by certain Selling Stockholders prior to and after the offering (assuming each Selling Stockholder elects to sell all of its shares being registered).


                                        SHARES           PERCENT                       SHARES        PERCENT
                                      BENEFICIALLY    BENEFICIALLY       NUMBER      BENEFICIALLY  BENEFICIALLY
                                      OWNED PRIOR      OWNED PRIOR      OF SHARES    OWNED AFTER   OWNED AFTER
                                      TO OFFERING    TO OFFERING(1)      OFFERED      OFFERING     OFFERING(1)
                                      -----------    ---------------   -----------   -----------   -----------
Avatex Corporation..................   2,464,827(2)        8.4%         1,414,827     1,050,000           3.6%
Gerald W. Timm......................     706,549(3)        2.5            300,000       406,549           1.4
John J. Woodhead....................     190,488             *            190,488            --            --
Julian W. Osbon.....................   2,017,837           7.1          2,017,837            --            --
Vista Medical Technologies, Inc.....     110,000             *            110,000            --            --
Charles Klieman.....................     123,288             *            123,288            --            --
John Stigglebout....................      41,096             *             41,096            --            --
Gerald J. Sanders...................     321,479           1.1            321,479            --            --
Ascher Shmulewitz...................     328,677           1.2            328,677            --            --
Other X-Cardia shareholders.........     559,197           2.0            559,197            --            --
X-Cardia contingent shares..........   1,000,000           3.5          1,000,000            --            --
Allstate Insurance Company..........     303,042           1.1            303,042            --            --
Allstate Life Insurance Company.....     151,521             *            151,521            --            --
Domain Partners II LP...............     289,261           1.0            289,261            --            --
Highland Capital Partners LP........     340,922           1.2            340,922            --            --
Medical Science Partners LP.........     209,500             *            209,500            --            --
Menlo Ventures VI LP................     360,633           1.3            360,633            --            --
Other Microsurge stockholders.......   1,145,121           4.0          1,145,121            --            --
Elliot Kornberg, M.D................     115,680             *            115,680            --            --
William Tarello.....................      76,520             *             76,520            --            --
Stephen J. Shapiro..................      66,965             *             66,965            --            --
Alan Schempp........................      44,643             *             44,643            --            --
Leon Daykhovsky.....................      22,321             *             22,321            --            --
Stephen A. Sonowski.................      44,643             *             44,643            --            --


---------------

 *  Less than 1%.


(1) Includes outstanding options and warrants and the Company's 8.75% Convertible Subordinated Debentures due 2006 (the "Convertible Debentures"). The Convertible Debentures vote with the Common Stock of the Company on an "as converted" basis, and if all converted would convert into 4,587,156 shares of Common Stock.


(2) Includes 1,414,827 shares of Common Stock and warrants to purchase 1,050,000 shares of Common Stock which are currently exercisable.


(3) Includes 511,931 shares owned by Mr. Timm. Also includes 194,618 shares held in trusts for the benefit of the children of Mr. Timm.

     In March and July 1995, the Company sold to Avatex Corporation (formerly FoxMeyer Corporation) ("Avatex") a total of 60,000 shares of Series B Preferred Stock for an aggregate purchase price of $4,000,000. The Series B Preferred Stock had an aggregate redemption value and conversion value of $6,000,000. The Series B Preferred Stock was entitled to dividends at a rate per annum of $6.25 per share for dividends paid by issuing additional shares of Series B Preferred Stock. The Series B Preferred Stock was convertible into Common Stock of the Company at $6.00 per share.



     In March 1995 Avatex also purchased from the Company for $1,000,000 a Convertible Note with a face principal amount of $2,000,000. The note bore interest at a rate per annum equal to 6.250% with respect to interest payments made by delivering additional notes. The Convertible Note was convertible into Common Stock of the Company of $6.00 per share.



     In May 1996, Avatex converted all of the Series B Preferred Stock and the Convertible Note described above into Common Stock of the Company. In connection with that transaction, the Company replaced existing warrants to purchase 800,000 shares of Common Stock of the Company with a new warrant to purchase 800,000 shares of Common Stock at a blended exercise price of $6.875 per share. In addition, the Company issued Avatex a warrant to purchase 250,000 shares of Common Stock at an exercise price of $10.00 per share. The Avatex also agreed to use its reasonable best efforts to maintain the two board seats currently held by Avatex nominees as a result of their ownership of Series B Preferred Stock for the next two years.


     Gerald W. Timm is a director of the Company. Dr. Timm was the founder of Dacomed (which was acquired by the Company in July 1995), and he received his shares of Common Stock of the Company listed in the above table in exchange for the shares of Dacomed stock previously owned by him. In connection with the acquisition of shares of Common Stock of the Company in the Dacomed merger, Dr. Timm was granted certain registration rights with respect to the shares acquired. Dr. Timm served as Executive Vice President of the Company from July 1995 until April 1996.


     In July 1995, the Company acquired Allstate in a transaction pursuant to which Mr. Woodhead received his shares of Common Stock listed in the above table. In connection with that transaction, Mr. Woodhead was granted certain registration rights with respect to the shares acquired. In addition, the Company entered into a consulting agreement with Mr. Woodhead which expires in 1999, and which provided for payments of $200,000 in 1995 and $7,500 per month for the remainder of the term.



     In December 1995, the Company acquired Osbon in a transaction pursuant to which Julian Osbon acquired the shares of Common Stock listed in the above table. In connection with that transaction, Mr. Osbon was granted certain registration rights with respect to the shares acquired. Julian W. Osbon previously served as a director of Urohealth.



     In connection with the consummation of the Osbon merger, the Company entered into a three-year employment agreement with Julian W. Osbon which provided for a minimum annual salary of $400,000. Julian W. Osbon has a right of first refusal to acquire three parcels of real estate currently owned by the Company. Urohealth engages from time to time Charter Advertising, a company wholly-owned by Julian W. Osbon, to perform advertising services with respect to the Osbon products at rates and for services which are competitive with rates and services for similar services available from third parties.


     Under the terms of the Osbon Merger Agreement, Urohealth has agreed to continue the funding of a non-profit, public benefit corporation established by Geddings Osbon Sr. The non-profit corporation currently receives funding from Osbon, and Julian W. Osbon serves on the Board of Directors of the non-profit corporation. The minimum funding obligations of Urohealth under the Osbon Merger Agreement are: (i) $500,000 for the first full fiscal year after the Osbon Merger; and (ii) 2% of pre-tax profits with respect to Osbon operations for the second, third and fourth fiscal years after the Osbon Merger.


     In December 1996, the Company obtained an exclusive license from Vista Medical Technologies, Inc. ("Vista") with respect to certain patented and other technology. Pursuant to the license agreement, the Company paid Vista a licensing fee of $1,000,000 and issued Vista 110,000 shares of Common Stock of the Company. In addition, the Company is obligated to pay Vista a royalty based on products sold which use the licensed technology.

     In March 1997, the Company obtained an exclusive license from Charles Klieman and John Stiggelbout ("Licensors") with respect to certain patented and other technology relating to pivotal endoscopic surgical instruments. Pursuant to the license agreement, the Company paid a licensing fee of $1,500,000 and issued 164,384 shares of Common Stock of the Company. In addition, the Company is obligated to pay Licensors a royalty based on products sold which use the licensed technology.



     In February 1997, the Company acquired X-Cardia Corporation ("X-Cardia") pursuant to a merger of X-Cardia with and into a wholly-owned subsidiary of the Company. Pursuant to the merger agreement all of the outstanding shares of capital stock of X-Cardia were converted into the shares of Common Stock of the Company. In addition, under the merger agreement the former X-Cardia shareholders are entitled to receive additional cash and stock based on achievement of certain milestones. The former X-Cardia shareholders are also entitled to receive an earn-out amount based on sales of X-Cardia products during the four years after first commercial introduction of a product using X-Cardia technology. The former X-Cardia shareholders received a total of 1,295,700 shares of Common Stock of the Company, and upon resolution of future contingencies are entitled to receive a combination of stock and cash in the amount of $21 million, excluding amounts due under the earn-out arrangement. Messrs. Sanders and Shmulewitz are former X-Cardia shareholders and the shares of Urohealth Common Stock reflected in the above table were acquired in connection with the X-Cardia Merger. None of the other former X-Cardia shareholders acquired in the X-Cardia Merger one percent or more of the outstanding Urohealth Common Stock.



     In March 1997, the Company acquired Microsurge pursuant to a merger of a wholly-owned subsidiary of the Company with and into Microsurge. Pursuant to the merger agreement, Microsurge became a wholly-owned subsidiary of the company and all of the outstanding shares of capital stock of Microsurge were converted into shares of Common Stock of the Company. The Company issued or will issue approximately 2,800,000 shares of Common Stock in the Microsurge merger. The shares reflected in the above table as owned by Allstate Insurance Company, Allstate Life Insurance Company, Domain Partners II LP, Highland Capital Partners LP, Medical Science Partners LP and Menlo Ventures VI LP were acquired by those stockholders in the Microsurge merger. None of the other former Microsurge stockholders acquired in the Microsurge merger one percent or more of the outstanding Urohealth Common Stock.



     In March 1997, the Company acquired PEBB Biopsy Corporation ("PEBB") in a transaction pursuant to which PEBB merged with and into a wholly-owned subsidiary of the Company. In the merger, all of the outstanding shares of capital stock of PEBB were converted into an aggregate of $1,200,000 and 192,000 shares of Common Stock of the Company. In connection with the transaction, Dr. Kornberg, a former shareholder of PEBB, entered into a five-hear consulting agreement with the Company pursuant to which the Company pays Dr. Kornberg $100,000 per year. The shares reflected in the above table as owned by Dr. Kornberg and Mr. Tarello were acquired in the PEBB merger.



     Messrs. Shapiro, Schempp, Daykhovsky and Sonowski acquired an aggregate of 178,572 shares of Common Stock of the Company in connection with the acquisition of Endoscopic Imaging Systems, Inc. ("EIS") by the Company in May 1996. Under the Merger Agreement, the former EIS shareholders received the shares of Common Stock of the Company listed above in exchange for all of the issued and outstanding shares of EIS capital stock. In addition, the former EIS shareholders are entitled to an earn-out payment based on future sales of products acquired by the Company from EIS as a result of the merger. Dr. Shapiro is also an employee of, and acts as a consultant to, the Company.


                              PLAN OF DISTRIBUTION

     The Common Stock offered hereby may be sold from time to time to purchasers directly by any of the Selling Stockholders. Alternatively, any of the Selling Stockholders may from time to time offer the Common Stock through underwriters, dealers or agents who may receive compensation in the form of underwriting discounts, concessions or commissions from the Selling Stockholders and/or the purchasers of Common Stock for whom they may act as agent. The Selling Stockholders and any underwriters, dealers or agents participating in the distribution of Common Stock may be deemed to be underwriters, and any profit on the sale of Common Stock by them and any discounts, commissions or concessions received by any such underwriters, dealers or agents might be deemed to be underwriting discounts and commissions under the Securities Act. At the time a particular offer of Common Stock is made, if required, a Prospectus Supplement will be distributed which will set forth the aggregate amount of Common Stock being offered and the terms of the offering, including the name or names of any underwriters, dealers or agents, any discounts, commissions and other items constituting compensation from the Selling Stockholders and any discounts, commissions or concessions allowed or reallocated or paid to dealers, including the proposed selling price to the public. The Company will not receive any of the proceeds from the sale by the Selling Stockholders of the Common Stock offered hereby.

     The Common Stock may be sold from time to time in one or more transactions at a fixed offering price, which may be changed, or at varying prices determined at the time of sale or at negotiated prices. Such prices will be determined by the Selling Stockholders or by agreement between the Selling Stockholders and underwriters or dealers.

     Under applicable rules and regulations under the Exchange Act, any person engaged in a distribution of any of the Common Stock may not simultaneously engage in market activities with respect to any of the Common Stock for a period of nine business days prior to the commencement of such distribution. In addition and without limiting the foregoing, the Selling Stockholders will be subject to applicable provisions of the Exchange Act and the rules and regulations thereunder, including, without limitation, Rules 10b-2, 10b-6 and 10b-7, which provisions may limit the timing of purchases and sales of any of the Common Stock by the Selling Stockholders. All of the foregoing may affect the marketability of the Common Stock.

     Pursuant to agreements with the Selling Stockholders, the Company will pay substantially all of the expenses incident to the registration, offering and sale of the Common Stock to the public other than commissions and discounts of underwriters, dealers or agents, and has agreed to indemnify the Selling Stockholders against certain liabilities, including liabilities under the Securities Act.

     In order to comply with certain states' securities laws, if applicable, the Common Stock will be sold in such jurisdictions only through registered or licensed brokers or dealers. In certain states the Common Stock may not be sold unless the Common Stock has been registered or qualified for sale in such state or an exemption from registration or qualification is available and is complied with.


     The Company has agreed to keep the Registration Statement of which this Prospectus forms a part continuously effective until March 31, 1998 or such shorter period which will terminate when all Common Stock covered by the Registration Statement has been sold.


                                 LEGAL MATTERS


     Certain legal matters will be passed upon for the Company by Kevin M. Higgins, Esq.

                                    EXPERTS


     The consolidated financial statements of the Company appearing in the Company's Transition Report on Form 10-K, as amended, as of March 31, 1996 and for the nine months then ended and as of June 30, 1995 and for the year then ended, have been audited by Ernst & Young LLP, independent auditors, as set forth in their report thereon included therein and incorporated herein by reference. Such consolidated financial statements are incorporated herein by reference in reliance upon such report given upon the authority of such firm as experts in accounting and auditing.



     The consolidated financial statements of the Company as of June 30, 1994 and for the year then ended have been audited by Cherry, Bekaert & Holland LLP. These consolidated financial statements included UROHEALTH Systems, Inc., Dacomed Corporation, Allstate Products, Inc, Osbon Medical Systems, Ltd. and Advanced Surgical Inc. The consolidated financial statements of Urohealth for the year ended June 30, 1994 were audited by Doane Raymond, Chartered Accountants. The consolidated financial statements of Dacomed Corporation as of June 24, 1995, and for the fiscal year then ended and for the fiscal year ended October 29, 1994, were audited by KPMG Peat Marwick LLP, independent accountants. The consolidated financial statements of Advanced Surgical Inc. as of December 31, 1994 and for the year then ended have been audited by Coopers & Lybrand L.L.P., independent auditors, as set forth in their report, which includes an explanatory paragraph related to Advanced's ability to continue as a going concern. The consolidated financial statements of the Company for the year ended June 30, 1994 are incorporated herein by reference in reliance upon such reports given upon the authority of such firms as experts in accounting and auditing.



     The consolidated financial statements of Richard-Allan Medical Industries, Inc. included in the Company's Form 8-K Current Report dated July 1, 1996, as amended, as of March 31, 1996 and for the nine months then ended and as of June 30, 1995 and 1994 and for the years then ended, have been audited by Ernst & Young LLP, independent auditors, as set forth in their report thereon included therein and incorporated herein by reference. Such consolidated financial statements are incorporated herein by reference in reliance upon such report given upon the authority of such firm as experts in accounting and auditing.

======================================================

  NO DEALER, SALESPERSON OR OTHER INDIVIDUAL HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS NOT CONTAINED IN THIS PROSPECTUS IN CONNECTION WITH THE OFFERING COVERED BY THIS PROSPECTUS. IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY, THE COMMON STOCK IN ANY JURISDICTION WHERE, OR TO ANY PERSON TO WHOM, IT IS UNLAWFUL TO MAKE SUCH OFFER OR SOLICITATION. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THERE HAS NOT BEEN ANY CHANGE IN THE FACTS SET FORTH IN THIS PROSPECTUS OR IN THE AFFAIRS OF THE COMPANY SINCE THE DATE HEREOF.

                             ---------------------

                               TABLE OF CONTENTS


                                        PAGE
                                        ----
Available Information.................    2
Incorporation of Certain Documents by
  Reference...........................    2
The Company...........................    3
Risk Factors..........................    4
Price Range of Common Stock and
  Dividends...........................   11
Selling Stockholders..................   12
Plan of Distribution..................   14
Legal Matters.........................   15
Experts...............................   16


======================================================

======================================================

                                9,577,661 SHARES


                                   UROHEALTH
                                 SYSTEMS, INC.

                                  COMMON STOCK
                         ------------------------------

                                   PROSPECTUS
                         ------------------------------

                                         , 1997


======================================================

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

     The expenses in connection with the offer and sale of the securities being registered, other than underwriting discounts and commissions, are estimated as follows:


    Registration Fee........................................   $ 26,484
    Legal Fees and Expenses.................................     15,000
    Blue Sky Fees and Expenses..............................      5,000
    Accounting Fees and Expenses............................     20,000
    Printing and Engraving Expenses.........................     30,000
    Transfer Agent and Registrar Fees.......................      3,000
    Miscellaneous...........................................     10,516
                                                               --------
      Total.................................................   $110,000
                                                               ========


ITEM 15. INDEMNIFICATION OF DIRECTORS AND OFFICERS

     Reference is made to Section 145 ("Section 145") of the General Corporation Law of the State of Delaware (the "DGCL") which provides for indemnification of directors and officers in certain circumstances.

     The Company's Certificate of Incorporation provides that a director of the Company will not be personally liable to the Company or its stockholders for monetary damages for breach of fiduciary duty as a director of the Company except for liability (i) for any breach of such director's duty of loyalty to the Company or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of the law, (iii) under Section 174 of the DGCL (unlawful payment of dividends), or (iv) for any transaction from which such director derived an improper personal benefit.

     The Company is empowered by Section 145 of the DGCL, subject to the procedures and limitations stated therein, to indemnify any person against expenses (including attorney's fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in the defense of any threatened, pending or completed action, suit or proceeding in which such person is made a party by reason of his or her being or having been a director or officer of the Company. The statute provides that indemnification pursuant to its provisions is not exclusive of other rights of indemnification to which a person may be entitled under any bylaw, agreement, vote of stockholders or disinterested directors, or otherwise.

     The Company's Bylaws provide that the Company shall indemnify its directors, and may indemnify its officers, to the full extent permitted by law.

     The Registrant has entered into agreements with certain directors and officers that require the Registrant to indemnify such persons against expenses, judgments, fines, settlements and other amounts to the fullest extent permitted by law incurred in connection with any proceeding to which any such person may be made a party by reason of the fact that such person is or was a director or officer of the Registrant or any of its affiliated enterprises, provided such person acted honestly and in good faith with a view to the best interests of the corporation.

     There are directors' and officers' liability insurance policies presently in force insuring directors and officers of the Registrant and its subsidiaries.

ITEM 16. EXHIBITS


EXHIBIT
NUMBER                                          EXHIBIT
------     ----------------------------------------------------------------------------------
  3.1      Certificate of Incorporation of Urohealth Systems, Inc., as amended through May 9,
           1996. Incorporated by reference to Exhibit 3.1 of the Company's Annual Report on
           Form 10-K for the fiscal period ended March 31, 1996.
  4.1      Form of Certificate for Common Stock. Incorporated by reference to Exhibit 4.1 of the Company's Annual Report on Form 10-K for the fiscal period ended March 31,
           1996.
  4.2      Rights Agreement. Incorporated by reference to Exhibit 4.1 to the Registrant's
           Current Report on Form 8-K dated May 20, 1993 (the "May 20, 1993 Form 8-K").
  4.3      Form of Rights Certificate. Incorporated by reference to Exhibit 4.2 to the
           Registrant's May 20, 1993 Form 8-K.
  5.1      Opinion of Kevin M. Higgins, Esq.
 23.1      Consent of Ernst & Young LLP.
 23.2      Consent of Cherry, Bekaert & Holland LLP.
 23.3      Consent of Doane Raymond.
 23.4      Consent of Coopers & Lybrand L.L.P.
 23.5      Consent of KPMG Peat Marwick LLP.
 23.6      Consent of Ernst & Young LLP
 23.7      Consent of BDO Seidman LLP
 23.8      Consent of Ernst & Young LLP
 23.9      Consent of Kevin M. Higgins, Esq. (included in Exhibit 5.1)
 24.1      Power of Attorney of certain officers and directors (included in Part II to the
           Registration Statement).**


---------------

** Previously filed

ITEM 17. UNDERTAKINGS

     (a) The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933 (the "Act"), each filing of the registrant's annual report pursuant to Section 13(a) or Section 15(d) of the Exchange Act of 1934 (the "Exchange Act") (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Exchange Act) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     (b) Insofar as indemnification for liabilities arising under the Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the provisions described in Item 15 above, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

     (c) The undersigned registrant hereby undertakes that:

          (1) For purposes of determining any liability under the Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Act shall be deemed to be part of this registration statement as of the time it was declared effective.

          (2) For the purpose of determining any liability under the Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     (d) The undersigned registrant hereby undertakes:

          (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement;

          (i) To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

          (ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of the securities offered would not exceed that which was registered) and any deviation from the low or high and the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20 percent change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement.

          (iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

provided, however, that paragraphs (d)(1)(i) and (d)(1)(ii) do not apply if the registration statement is on Form S-3, Form S-8 or Form F-3, and the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed with or furnished to the Commission by the registrant pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the registration statement.

          (2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

          (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

          (4) If the registrant is a foreign private issuer, to file a post-effective amendment to the registration statement to include any financial statements required by Rule 3-19 of this chapter at the start of any delayed offering or throughout a continuous offering. Financial statements and information otherwise required by Section 10(a)(3) of the Act need not be furnished, provided, that the registrant includes in the prospectus, by means of a post-effective amendment, financial statements required pursuant to this paragraph (a)(4) and other information necessary to ensure that all other information in the prospectus is at least as current as the date of those financial statements. Notwithstanding the foregoing, with respect to registration statements on Form F-3, a post-effective amendment need not be filed to include financial statements and information required by Section 10(a)(3) of the Act or Rule 3-19 of this chapter if such financial statements and information are contained in periodic reports filed with or furnished to the Commission by the registrant pursuant to section 13 or section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the Form F-3.

                                   SIGNATURES


     Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Amendment No. 2 to Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized in the City of Newport Beach, State of California, on April 15, 1997.


                                          UROHEALTH SYSTEMS, INC.


                                          By: /s/     CHARLES A. LAVERTY


                                            ------------------------------------
                                            Charles A. Laverty
                                            Chairman and Chief Executive
                                            Officer


     Pursuant to the requirements of the Securities Act of 1933, this Amendment No. 2 to Registration Statement has been signed by the following persons in the capacities and on the dates indicated.



                 SIGNATURES                                 TITLE                     DATE
---------------------------------------------  -------------------------------  ----------------
           /s/ CHARLES A. LAVERTY              Chairman of the Board and Chief    April 15, 1997
---------------------------------------------  Executive Officer (Principal
             Charles A. Laverty                Executive Officer)

            /s/ JAMES L. JOHNSON               Executive Vice President and       April 15, 1997
---------------------------------------------  Chief Financial Officer
              James L. Johnson                 (Principal Financial Officer
                                               and Principal Accounting
                                               Officer)

                      *                        Director                           April 15, 1997
---------------------------------------------
               Abbey J. Butler

                      *                        Director                           April 15, 1997
---------------------------------------------
           Mitchell J. Blutt, M.D.

                      *                        Director                           April 15, 1997
---------------------------------------------
               John Chamberlin

                      *                        Director                           April 15, 1997
---------------------------------------------
              Robert N. Elkins

                      *                        Director                           April 15, 1997
---------------------------------------------
              Melvyn J. Estrin

                      *                        Director                           April 15, 1997
---------------------------------------------
               C. Sage Givens

                      *                        Director                           April 15, 1997
---------------------------------------------
              Lawrence Goelman

                 SIGNATURES                                 TITLE                     DATE
---------------------------------------------  -------------------------------  ----------------

                      *                        Director                           April 15, 1997
---------------------------------------------
              Michael S. Gross

                                               Director                                   , 1997
---------------------------------------------
            Richard R. Newhauser

                                               Director                                   , 1997
---------------------------------------------
             Francis J. Tedesco

                                               Director                                   , 1997
---------------------------------------------
               Gerald W. Timm

         *By: /s/ CHARLES A. LAVERTY
---------------------------------------------
             Charles A. Laverty
              Attorney-in-Fact

                                 EXHIBIT INDEX


                                                                                     SEQUENTIALLY
EXHIBIT NO.                                 DESCRIPTION                              NUMBERED PAGE
-----------     -------------------------------------------------------------------  -------------
3.1             Certificate of Incorporation of Urohealth Systems, Inc., as amended through May 9, 1996. Incorporated by reference to Exhibit 3.1 of the Company's Annual Report on Form 10-K for the fiscal period ended March 31, 1996.
4.1             Form of Certificate for Common Stock. Incorporated by reference to
                Exhibit 4.1 of the Company's Annual Report on Form 10-K for the
                fiscal period ended March 31, 1996.
4.2             Rights Agreement. Incorporated by reference to Exhibit 4.1 to the
                Registrant's Current Report on Form 8-K dated May 20, 1993 (the
                "May 20, 1993 Form 8-K").
4.3             Form of Rights Certificate. Incorporated by reference to Exhibit
                4.2 to the Registrant's May 20, 1993 Form 8-K.
5.1             Opinion of Kevin M. Higgins, Esq.
23.1            Consent of Ernst & Young LLP.
23.2            Consent of Cherry, Bekaert & Holland LLP.
23.3            Consent of Doane Raymond.
23.4            Consent of Coopers & Lybrand L.L.P.
23.5            Consent of KPMG Peat Marwick LLP.
23.6            Consent of Ernst & Young LLP
23.7            Consent of BDO Seidman LLP
23.8            Consent of Ernst & Young LLP
23.9            Consent of Kevin M. Higgins, Esq. (included in Exhibit 5.1)
24.1            Power of Attorney of certain officers and directors (included in
                Part II to the Registration Statement).**


---------------

** Previously filed